Mail Stop 4561

September 20, 2005

Karen Maidment
Chief Financial Officer
Bank of Montreal
100 King Street West,
1 First Canadian Place
Toronto, Ontario, Canada M5X 1A1

RE:	Bank of Montreal
Form 40-F for the Fiscal Year Ended October 31, 2004
Filed December 15, 2004
File No. 1-13354

Dear Ms. Maidment,

	We have reviewed your letter filed on September 8, 2005 and the above referenced filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 9 Derivative Financial Instruments, page 97

1. Refer to prior comment 2 from our letter dated August 24, 2005. Please describe for us your methodologies for calculating your credit risk, valuation, liquidity risk and closeout and administrative costs fair value reserves.

2. Refer to prior comment 2 from our letter dated August 24, 2005. Please separately quantify for us your credit risk, valuation, liquidity risk and closeout and administrative costs fair value reserves for each of the past three fiscal year ends and analyze any significant increases or decreases.

3. Please tell us how you account for any unrealized "day one" gains or losses. If you initially defer or reserve "day one" gains or losses, tell us how you subsequently account for the amount deferred.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comments and provide any requested information.
Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-
3437
or me at (202) 551-3490 if you have questions regarding our comments.

Sincerely,



Don Walker
Senior Assistant Chief Accountant
??

??

??

??

Karen Maidment
Bank of Montreal
September 20, 2005
Page 2